

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 27, 2008

By Facsimile and U.S. Mail

Mr. Tony Jenson
Chief Executive Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202-1132

> **Re: Royal Gold, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 22, 2007**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **Filed May 1, 2008**
> **Response Letter Dated May 19, 2008**
> **File No. 001-13357**

Dear Mr. Jenson:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated May 19, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 2. Acquisition of Battle Mountain and Gold Exploration, page 9

1.   We note your disclosure to comment three of our letter dated May 7, 2008 which provides your analysis of EITF 98-3. Please clarify how you determined that the exclusion of certain inputs and processes was such that it is not possible to continue normal operations and sustain a revenue stream by providing products or services to customers.

2.   We note that you did not provide pro forma financial information as contemplated by Rule 11-01 of Regulation S-X or financial statements of the acquired company as contemplated by Rule 3-05 of Regulation S-X with respect to your acquisition of Battle Mountain. Please tell us if your acquisition of Battle Mountain was a business as defined by Rule 11-01(d) of Regulation S-X.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief